Mail Stop 3561

December 21, 2005

Rui de Britto Alvares Affonso
Economic and Financial Officer
Companhia de Saneamento Basico do
  Estado de Sao Paulo – SABESP
Rua Costs Carvalho, 300
05429-900 Sao Paulo, SP, Brazil

      Re: Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP
              Form 20-F for the fiscal year ended December 31, 2004
              File No. 1-31317

Dear Sir or Madam:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

           Sincerely,

           Michael Moran
           Branch Chief